PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-12	TSX Venture: PMV
June 22, 2004	Issued & Outstanding: 23,475,396
Fully Diluted: 32,800,221

PMI VENTURES LTD. ANNOUNCES BROKERED PRIVATE PLACEMENT - $1 MILLION

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce a best-efforts brokered private placement (the "Offering") of up to 3,571,429 Units of the Company at a price of $0.28 per Unit to raise gross proceeds of up to $1,000,000. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant ("Warrant"), each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of eighteen months at a price of $0.35 per share.

Funds raised will be used for continued exploration of the Ghanaian properties comprising the Company's Ashanti II Gold Project and general working capital.

A commission of 8% of the aggregate gross proceeds of the Offering will be payable to the broker upon closing of the placement. In addition, the Company will issue warrants ("Broker Warrants") to purchase such number of Units that is equal to 8% of the Units purchased under the Offering. Each Broker Warrant will be exercisable for one Unit at any time until the date set as the expiry date of the Warrants at an exercise price of $0.28.

This placement is subject to acceptance by regulatory authorities. The shares issued under the private placement will be subject to a four-month hold period from the date of TSX Venture Exchange approval.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.